TRANSALTA ANNOUNCES

EXECUTIVE LEADERSHIP TEAM APPOINTMENTS

Calgary, AB (March 18, 2014) – TransAlta Corporation (TSX: TA; NYSE: TAC) is pleased to announce three senior leadership appointments that will enhance our objectives of operational excellence from the base business and growth.

Brett Gellner is appointed to the role of Chief Investment Officer, responsible for leading all growth aspects of the company. Mr. Gellner will also continue to be President of TransAlta Renewables Inc., which was established as a vehicle to grow long-term contracted assets. Mr. Gellner joined TransAlta in 2008 bringing over 12 years of experience in investment banking, extensively in the power and energy sector. This experience combined with his deep knowledge of TransAlta through his prior roles, will enable him to continue to make in-roads in gas and wind generation and other infrastructure in markets where TransAlta has a competitive advantage. His team has been resourced to pursue both acquisitions and greenfield developments in TransAlta markets.

Donald Tremblay will join TransAlta as Chief Financial Officer, effective March 31, 2014. Mr. Tremblay has 25 years of extensive financial experience. Mr. Tremblay has built a career that coupled an exceptionally strong foundation in accounting, controls and compliance with strategic abilities in capital markets, investor relations and corporate growth. Prior to accepting his new role at TransAlta, Mr. Tremblay held leadership positions at Brookfield Renewable Power, a $12-billion public company, as its Executive Vice President, Corporate Development and previously its Chief Financial Officer.

TransAlta is also announcing today that Mr. Wayne Collins will take on the leadership accountabilities of our Coal and Mining Operations. Mr. Collins has more than 33 years of electricity industry experience and will join TransAlta after serving as the Chief Operating Officer of Stanwell Corporation Limited in Australia where he was responsible for all power plants, mining and health, safety and environment. Mr. Collins achieved substantial cost reductions and managed structural change across Stanwell’s entire portfolio in response to very challenging power market conditions.

TransAlta is in its second century of delivering competitive, reliable power to our customers. We continue to meet the needs of our customers while driving operational excellence and growing shareholder value.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

This news release may contain forward looking statements, including statements regarding the business and composition of the executive leadership team of, and pursuit of acquisitions and greenfield developments by, TransAlta and its subsidiaries. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include changes in competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and, commodity prices and general economic conditions in the geographic areas where TransAlta operates.

For more information:

Media Inquiries:	Investor inquiries:
Stacey Hatcher	Brent Ward
Senior Corporate Relations Advisor	Director, Corporate Finance and Investor Relations
Cell: 587-216-2242	Phone: 1-800-387-3598 in Canada and U.S.
Toll-free media number: 1-855-255-9184	Email: investor_relations@transalta.com
Alternate local number: 403-267-2540
ta_media_relations@transalta.com